Exhibit 99.2

HUT 8 MINING CORP.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Hut 8 Mining Corp. (the “Company”) held virtually via teleconference on June 23, 2021 (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated May 21, 2021 (the “Circular”).

1.	Election of Directors.

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

	For		Withheld
Nominee	Actual	Percentage	Actual	Percentage
Bill Tai	36,199,872	99.45%	201,845	0.55%
Joseph Flinn	36,110,323	99.20%	291,394	0.80%
Jeremy Sewell	35,743,095	98.19%	658,622	1.81%
Jaime Leverton	36,196,404	99.44%	205,313	0.56%
Alexia Hefti	36,165,265	99.35%	236,452	0.65%

2.	Appointment of Dale Matheson Carr-Hilton Labonte LLP.

The Company's shareholders approved the appointment of Dale Matheson Carr-Hilton Labonte LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The following table sets forth the vote of the shareholders at the Meeting with respect to the appointment of Dale Matheson Carr-Hilton Labonte LLP:

For		Withheld
Actual	Percentage	Actual	Percentage
53,992,387	99.53%	254,924	0.47%

3.                   Approval of Amendments to the Omnibus Long-Term Incentive Plan

The Company's shareholders approved certain amendments to the Company's Omnibus Long-Term Incentive Plan. The following table sets forth the vote of the shareholders at the Meeting with respect to the approval of amendments to the Omnibus Long-Term Incentive Plan:

For		Against
Actual	Percentage	Actual	Percentage
32,820,701	90.16%	3,581,016	9.84%

4.                   Approval of the Employee Share Purchase Plan

The Company's shareholders approved the implementation of a new Employee Share Purchase Plan. The following table sets forth the vote of the shareholders at the Meeting with respect to the approval of the Employee Share Purchase Plan:

For		Against
Actual	Percentage	Actual	Percentage
32,800,284	90.11%	3,601,433	9.89%

Date: June 24, 2021